# Sam's Seafood Holdings limited

**(ABN 45 098 448 269)**

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

30 December 2002

03003019

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SUPPL

PROCESSED
JAN 2 2 2003
THOMSON FINANCIAL

Dear Sir/Madam,

**RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34648**

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange, for your reference pursuant to Section 12g3-2(b) file number 82-34648.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 1/14

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 10 2003
WASH, D.C.
155

**_SAM'S SEAFOOD HOLDINGS LIMITED_**
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
**Phone: 07 3633 4700, Fax: 07 3268 5231**
ABN: 45 098 448 269
E-Mail: info@sams.com.au

30 December 2002

The Australian Stock Exchange Limited
Company Announcement Office

# ANNOUNCEMENT TO THE MARKET

ANOTHER RECORD SALES FOR CHRISTMAS TRADING PERIOD

The management team of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that the Company has achieved another record sales from the retail and wholesale departments during the Christmas trading period. The percentage of growth recorded for these two departments are over 30% and 60% respectively compared with previous year's results during the same period.

Our CEO, Mr. Nick Noutsatos, is very confident that the Company will be able to meet its forecast of achieving 60% growth in revenue and 30% growth in net profit for the current financial year.

The financial data for the first six months of trading is scheduled to be released by the end of February 2003.

Ken Situ
Company Secretary

WHOLESALERS, RETAILERS, EXPORTERS & PROCESSORS OF FRESH & FROZEN SEAFOOD

SAM'S SEAFOOD

**PRESS RELEASE** 30 December 2002

# Sam's Seafood Christmas Retail Sales Up 30 Percent

Sam's Seafood Holdings Ltd said on Monday strong Christmas trading had pushed retail sales up by 30 percent, with wholesale distribution up 60 percent on the previous year, confirming the company's full year profit forecast.

Chief executive Nick Noutsatos said Sam's Seafood was able to capitalise on its $6 million of seafood, including a large prawn position, which the company had been stockholding for the busy Christmas period.

"There have been less prawns around this year and prices have been higher, but because of our dominant position in the market, we have been able to take advantage of that situation," he said.

"Earlier this year we took a strategic decision to build up our holdings of seafood and in particular, high margin prawn stock, and this strategy has paid off.

"The seafood market is just like any other market – it's all about the dynamics of supply and demand."

Mr Noutsatos said Sam's new $5.4 million cold store which has the capacity to hold 4,500 pallets of seafood had allowed the company to take a deep position with seafood.

"We could not have achieved these sort of sales figures without our new cold store facility which has given us the ability to raise our local wholesale distribution by 60 percent," he said.

Mr Noutsatos said Sam's was on track to achieve increase in net profit after tax of $2.3 million on revenue of $55 million for the full year.

"We have seen our share price come back in the past couple of weeks but the Christmas trading result shows to our shareholders that we are still very much a high growth company," he said.

"We continue to pull out good sales figures and operationally it's looking like another strong year for Sam's Seafood."

ENDS

Media enquiries Diana Taylor (0408) 639 130

Company Enquiries Nick Noutsatos (0439) 997799

# Sam's Seafood Holdings limited

**(ABN 45 098 448 269)**

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia

Postal Address: PO Box 393 Hamilton, Qld 4007, Australia

Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au


10 December 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America



Dear Sir/Madam,

**RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34648**

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange, for your reference pursuant to Section 12g3-2(b) file number 82-34648.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| |
|---|
| **Name of entity: Sam's Seafood Holdings Limited** |
| **ABN: 45 098 448 269** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Mr. Adrian Charles Vos |
| **Date of last notice** | 26 November 2002 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A |
| **Date of change** | 9 December 2002 |
| **No. of securities held prior to change** | 466,067 |
| **Class** | Ordinary Shares |
| **Number acquired** | 5,000 |
| **Number disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | 23,750 |
| **No. of securities held after change** | 471,067 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-Market Trade |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.